Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016
With Duly Authorized Officer Affirmation

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Lincoln
Financial Distributors®
A member of Lincoln Financial Group

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SEC
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MAR 02 2017
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416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road
(No. and Street)

Radnor	**Pensylvania**	**19087**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl R. Pawsat **(336) 691-3486**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Lincoln Financial Distributors, Inc. claims exemption from this requirement. See Duly Authorized Officer Affirmation pursuant to Rule 17a-5(e)(2) under the Securities Exchange Act of 1934.
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ROBYN F EDWARDS
NOTARY PUBLIC
GUILFORD COUNTY
STATE OF NORTH CAROLINA

Signature

Interim Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 28, 2017



Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

ROBYN F EDWARDS
NOTARY PUBLIC
GUILFORD COUNTY
STATE OF NORTH CAROLINA



Notary Public

Lincoln Financial Distributors, Inc.

Statement of Financial Condition

	December 31, 2016
Assets	
Cash and invested cash	$ 6,471,397
Commissions and fees receivable	24,427,147
Due from affiliates	149,333
Total assets	$ 31,047,877
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 24,420,613
Other liabilities	110,909
Total liabilities	24,531,522
Stockholder's equity:	
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	200,000
Additional paid-in capital	12,632,000
Accumulated deficit	(6,315,645)
Total stockholder's equity	6,516,355
Total liabilities and stockholder's equity	$ 31,047,877

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statement of Income

	Year Ended December 31, 2016
Revenues:	
Commissions and fees from third parties	$ 269,553,114
Commissions and fees from affiliates	1,106,909,185
Interest	42,370
Total revenues	1,376,504,669
Expenses:	
Commissions and agency expenses	269,553,114
Service charges from affiliates	1,106,909,185
Total expenses	1,376,462,299
Income before income tax expense	42,370
Income tax expense	14,928
Net income	$ 27,442

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Year Ended December 31, 2016
Common stock:	
Balance as of beginning and end of year	$ 200,000
Additional paid-in capital:	
Balance as of beginning and end of year	12,632,000
Accumulated deficit:	
Balance as of beginning of year	(4,343,087)
Net income (loss)	27,442
Dividends paid	(2,000,000)
Balance as of end of year	(6,315,645)
Total stockholder's equity as of end of year	$ 6,516,355

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statement of Cash Flows

	Year Ended December 31, 2016
Cash flows from operating activities	
Net income	$ 27,442
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Change in commissions and fees receivable	(264,044)
Change in due from affiliates	46,095
Change in other assets	459,462
Change in due to affiliates	161,181
Change in other liabilities	43,435
Net cash provided by (used in) operating activities	473,571
Cash Flows from Financing Activities	
Dividends declared to stockholders	(2,000,000)
Net cash provided by (used in) financing activities	(2,000,000)
Net decrease in cash and invested cash	(1,526,429)
Cash and invested cash as of beginning of year	7,997,826
Cash and invested cash as of end of year	$ 6,471,397
Supplemental disclosure of cash flow information	
Income tax paid	$ 342,310

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $269,553,114 in 2016. These fees are included in commissions and fees from third parties to the extent expense is incurred on the Statement of Income. All other commission and fee revenue amounts are received from affiliates.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standard Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") and the impact of the adoption on our financial statements:

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-09, Improvements to Employee Share-based Payment Accounting	These amendments require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than through additional paid in capital in the equity section of the balance sheet. The amendments also permit an employer to repurchase an employee's shares at the maximum statutory tax rate in the employee's applicable jurisdiction for tax withholding purposes without triggering liability accounting. Finally, the amendments permit entities to make a one-time accounting policy election to account for forfeitures as they occur. Specific adoption methods depend on the issue being adopted and range from prospective to retrospective adoption. Early adoption is permitted, however all amendments must be adopted in the same period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year which includes that interim period.	Early adopted as of October 1, 2016	The adoption of this ASU did not have a material effect on our Statements of Financial Condition or Statement of Income.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers & ASU 2015-14, Revenue from Contracts with Customers; Deferral of the Effective Date	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services. The amendments define a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation. Retrospective application is required. After performing extensive outreach, the FASB decided to delay the effective date of ASU 2014-09 for one year. Early application is permitted but only for annual reporting periods beginning after December 15, 2016.	January 1, 2018	We continue to evaluate the impact of adopting this ASU on our revenue recognition for contracts within scope.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach which includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We are currently identifying all of our leases that will be within the scope of this standard; as such we continue to evaluate the quantitative impact of adopting this ASU on the Statement of Financial Condition. Based on our initial assessment, we do not expect there to be a significant difference in our pattern of lease expense recognition under this ASU.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net)	These amendments clarify the implementation guidance on principal versus agent considerations in ASU 2014-09, including how an entity should identify the unit of accounting for the principal versus agent evaluation. In addition, the amendments clarify how to apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the good or service is transferred to the customer. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-10, Identifying Performance Obligations and Licensing	These amendments clarify, among other things, the accounting guidance in ASU 2014-09 regarding how an entity will determine whether promised goods or services are separately identifiable, which is an important consideration in determining whether to account for goods or services as a separate performance obligation. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.
ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	These amendments clarify thirteen issues related to the adoption of ASU 2014-09. The most significant issue of these amendments for us is the clarification that all contracts within the scope of Topic 944 are excluded from the scope of ASU 2014-09, rather than just insurance contracts as described in ASU 2014-09. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.

2. Income Taxes

The federal income tax expense was as follows:

	Year Ended December 31, 2016
Current	$ 14,928
Deferred	-
Federal income tax expense	$ 14,928

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31, 2016
Tax rate times pretax income	$ 14,829
Effect of:	
Other items	99
Federal income tax expense	$ 14,928
Effective tax rate	35%

The effective tax rate is the ratio of tax expense over pretax income.

The federal income tax asset was as follows:

	December 31, 2016
Current	$ 3,510
Deferred	-
Total federal income tax asset	$ 3,510

Current federal income taxes receivable of $3,510 at December 31, 2016, is included in due from affiliates on the Statement of Financial Condition.

Current state income taxes payable of $49,241 at December 31, 2016, is included in other liabilities on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. As of December 31, 2016, our deferred tax asset was $0.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however tax years 2013 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial position.

5. Net Capital Requirements

LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250,000.

	December 31, 2016
Minimum net capital requirement	$ 250,000
Net capital	6,367,022
Excess net capital	$ 6,117,022

6. Capital

During 2016, LFD declared and paid dividends to its parent, LNL, of $2,000,000.

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2016

Computation of net capital	
Stockholder's equity	$ 6,516,355
Less non-allowable assets:	
Due from affiliates	149,333
Total non-allowable assets	149,333
Net capital before haircuts on securities positions	6,367,022
Haircuts on securities	-
Net capital	$ 6,367,022
Computation of alternate net capital requirements	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$ -
Greater of $250,000 or 2% of combined aggregate debit items	$ 250,000
Excess net capital	$ 6,117,022
Excess net capital at 120% of minimum net capital requirement	$ 6,067,022

No material differences exist between the financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2016.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.

Lincoln Financial Distributors, Inc.

Schedule III – Statement Regarding Information Relating to Possessions or Control of Securities Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Distributors, Inc. did not maintain possession or control of any customer funds or securities and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.


Lincoln
Financial Distributors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087